UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 20, 2013

Commission File Number: 000-51387

Focus Media Holding Limited

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit No. 1, 20th Floor, The Centrium

60 Wyndham Street

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

EXPLANATORY NOTE

Focus Media Holding Limited (the “Company”) is filing under this Form 6-K certain agreements it entered into in 2012 and 2013. These agreements consist of the following:

•

A US$200,000,000 term loan facility agreement. The facility agreement was entered into on November 21, 2012 with DBS Bank Ltd., Hong Kong Branch (“DBS”) and provides for a $200 million six-year term loan facility. The proceeds of the loans under the facility were used to repay all of the Company’s outstanding indebtedness under its previous credit facilities with DBS. The proceeds of the loans under such previous credit facilities were used in connection with the Company’s share repurchase program.

•

A Service Agreement, dated as of March 2012, between Focus Media Holding Limited and Jason Nanchun Jiang, the Company’s CEO, pursuant to which the Company appoints Mr. Jiang to a further six-year term as CEO starting from March 1, 2012.

•

A Service Agreement, dated as of January 2013, between the Company and Kit Leong Low, the Company’s CFO, pursuant to which the Company appoints Mr. Low to a further six-year term as CFO starting from January 1, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Focus Media Holding Limited

Date: March 20, 2013	By:	/s/ Kit Leong Low
	Name:	Kit Leong Low
	Title:	Director and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	US$200,000,000 Term Loan Facility Agreement, dated as of November 21, 2012, between Focus Media Holding Limited as borrower and DBS Bank Ltd., Hong Kong Branch as lender.

99.2	Service Agreement, dated as of March 2012, between Focus Media Holding Limited and Jason Nanchun Jiang

99.3	Service Agreement, dated as of January 2013, between Focus Media Holding Limited and Kit Leong Low